November 28, 2025

TOYOTA MOTOR CORPORATION

Japanese-language First Half Securities Report for the period ended September 30, 2025, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 13, 2025, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	History of changes in major business indices

2.	Overview of business

B.	Business

1.	Risk factors

2.	Management’s analysis of financial position, results of operations and cash flows

3.	Material contracts

C.	Company information

1.	Share information

2.	Directors and corporate auditors

D.	Financial information

1.	Condensed quarterly consolidated financial statements and notes

2.	Other

II.	Information on Guarantors

Auditors Report

Certificate

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2025	September 30, 2025
Assets
Current assets
Cash and cash equivalents		8,982,404	8,112,922
Trade accounts and other receivables		3,679,722	3,801,122
Receivables related to financial services		11,453,249	11,910,921
Other financial assets		6,935,759	8,805,350
Inventories		4,598,232	4,821,814
Income tax receivable		216,528	227,836
Other current assets		1,212,783	1,262,757

Total current assets		37,078,676	38,942,722

Non-current assets
Investments accounted for using the equity method		5,798,051	5,777,572
Receivables related to financial services		22,171,786	23,199,276
Other financial assets		9,882,841	10,148,449
Property, plant and equipment
Land		1,428,122	1,491,464
Buildings		6,170,063	6,467,191
Machinery and equipment		16,621,243	17,153,009
Vehicles and equipment on operating leases		8,051,945	8,647,282
Construction in progress		1,596,145	1,445,899

Total property, plant and equipment, at cost		33,867,518	35,204,845

Less - Accumulated depreciation and impairment losses		(18,533,826)	(19,174,977)

Total property, plant and equipment, net		15,333,693	16,029,868

Right of use assets		583,068	663,542
Intangible assets		1,363,266	1,367,271
Deferred tax assets		517,869	536,739
Other non-current assets		872,101	909,439

Total non-current assets		56,522,674	58,632,156

Total assets		93,601,350	97,574,878

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2025	September 30, 2025
Liabilities
Current liabilities
Trade accounts and other payables		5,527,347	5,764,146
Short-term and current portion of long-term debt		15,829,516	16,235,532
Accrued expenses		1,827,933	1,857,933
Other financial liabilities		1,869,117	2,677,163
Income taxes payable		505,500	574,797
Liabilities for quality assurance		1,965,748	1,998,031
Other current liabilities		1,909,059	1,923,591

Total current liabilities		29,434,220	31,031,192

Non-current liabilities
Long-term debt		22,963,363	23,628,745
Other financial liabilities		435,594	394,497
Retirement benefit liabilities		1,019,568	1,028,940
Deferred tax liabilities		1,659,433	1,744,667
Other non-current liabilities		1,210,260	1,289,883

Total non-current liabilities		27,288,217	28,086,732

Total liabilities		56,722,437	59,117,924

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		492,368	493,414
Retained earnings		35,841,218	37,061,816
Other components of equity		3,610,133	3,995,233
Treasury stock		(4,415,943)	(4,455,394)

Total Toyota Motor Corporation shareholders’ equity		35,924,826	37,492,119

Non-controlling interests		954,088	964,835

Total shareholders’ equity		36,878,913	38,456,954

Total liabilities and shareholders’ equity		93,601,350	97,574,878

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Income and

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

Unaudited Condensed Semi-Annual Consolidated Statement of Income

		Yen in millions
	Notes	For the first half ended September 30, 2024	For the first half ended September 30, 2025
Sales revenues
Sales of products	VIII	21,263,215	22,324,109
Financial services	VIII	2,019,235	2,306,644

Total sales revenues	VIII	23,282,450	24,630,753

Costs and expenses
Cost of products sold		17,134,152	19,001,590
Cost of financial services		1,281,362	1,464,512
Selling, general and administrative		2,402,719	2,158,959

Total costs and expenses		20,818,233	22,625,061

Operating income		2,464,217	2,005,692

Share of profit (loss) of investments accounted for using the equity method		264,315	272,624
Other finance income		270,945	292,746
Other finance costs		(53,694)	(25,010)
Foreign exchange gain (loss), net		(226,811)	(52,787)
Other income (loss), net		13,097	(15,138)

Income before income taxes		2,732,069	2,478,127

Income tax expense		866,418	632,993

Net income		1,865,651	1,845,135

Net income (loss) attributable to
Toyota Motor Corporation		1,907,113	1,773,426
Non-controlling interests		(41,462)	71,709

Net income		1,865,651	1,845,135

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	142.15	136.07

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Income and

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first half ended September 30, 2024	For the first half ended September 30, 2025
Net income		1,865,651	1,845,135
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		58,283	391,463
Remeasurements of defined benefit plans		(5,209)	(9,750)
Share of other comprehensive income of equity method investees		(51,348)	(13,531)

Total of items that will not be reclassified to profit (loss)		1,726	368,181

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(512,676)	182,985
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		83,151	27,957
Share of other comprehensive income of equity method investees		176,539	(76,123)

Total of items that may be reclassified subsequently to profit (loss)		(252,986)	134,819

Total other comprehensive income, net of tax		(251,260)	503,001

Comprehensive income		1,614,391	2,348,135

Comprehensive income for the period attributable to
Toyota Motor Corporation		1,653,798	2,258,145
Non-controlling interests		(39,407)	89,990

Comprehensive income		1,614,391	2,348,135

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Changes in Equity

For the first half ended September 30, 2024

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2024		397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income		—	—	1,907,113	—	—	1,907,113	(41,462)	1,865,651
Other comprehensive income, net of tax		—	—	—	(253,316)	—	(253,316)	2,055	(251,260)

Total comprehensive income		—	—	1,907,113	(253,316)	—	1,653,798	(39,407)	1,614,391

Transactions with owners and other
Dividends paid	VII	—	—	(606,338)	—	—	(606,338)	(94,686)	(701,024)
Repurchase of treasury stock		—	—	—	—	(903,464)	(903,464)	—	(903,464)
Reissuance of treasury stock		—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock		—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other		—	1,303	—	—	—	1,303	13,896	15,200

Total transactions with owners and other		—	707	(1,333,602)	—	(173,381)	(1,506,276)	(80,790)	(1,587,065)

Reclassification to retained earnings		—	—	248,256	(248,256)	—	—	—	—

Balances at September 30, 2024		397,050	492,509	33,617,132	4,002,185	(4,140,363)	34,368,513	898,150	35,266,663

For the first half ended September 30, 2025
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2025		397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income		—	—	1,773,426	—	—	1,773,426	71,709	1,845,135
Other comprehensive income, net of tax		—	—	—	484,719	—	484,719	18,281	503,001

Total comprehensive income		—	—	1,773,426	484,719	—	2,258,145	89,990	2,348,135

Transactions with owners and other
Dividends paid	VII	—	—	(652,446)	—	—	(652,446)	(95,069)	(747,515)
Repurchase of treasury stock		—	—	—	—	(39,959)	(39,959)	—	(39,959)
Reissuance of treasury stock		—	1,358	—	—	508	1,866	—	1,866
Equity transactions and other		—	(312)	—	—	—	(312)	15,826	15,514

Total transactions with owners and other		—	1,046	(652,446)	—	(39,451)	(690,852)	(79,242)	(770,095)

Reclassification to retained earnings		—	—	99,619	(99,619)	—	—	—	—

Balances at September 30, 2025		397,050	493,414	37,061,816	3,995,233	(4,455,394)	37,492,119	964,835	38,456,954

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first half ended September 30, 2024	For the first half ended September 30, 2025
Cash flows from operating activities
Net income		1,865,651	1,845,135
Depreciation and amortization		1,127,964	1,131,414
Interest income and interest costs related to financial services, net		(392,225)	(392,440)
Share of profit (loss) of investments accounted for using the equity method		(264,315)	(272,624)
Income tax expense		866,418	632,993
Changes in operating assets and liabilities, and other		(1,011,456)	(232,255)
Interest received		1,324,780	1,339,585
Dividends received		492,691	295,880
Interest paid		(747,311)	(805,043)
Income taxes paid, net of refunds		(1,445,020)	(598,035)

Net cash provided by (used in) operating activities		1,817,177	2,944,609

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(848,071)	(957,692)
Additions to equipment leased to others		(1,944,559)	(1,405,941)
Proceeds from sales of fixed assets excluding equipment leased to others		21,125	15,008
Proceeds from sales of equipment leased to others		1,169,262	686,709
Additions to intangible assets		(140,020)	(151,495)
Additions to public and corporate bonds and stocks		(2,331,054)	(1,233,188)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		2,156,345	1,919,732
Other, net	X	(1,168,778)	(2,390,660)

Net cash provided by (used in) investing activities		(3,085,752)	(3,517,528)

Cash flows from financing activities
Increase (decrease) in short-term debt		(27,289)	(249,899)
Proceeds from long-term debt		6,559,072	6,061,836
Payments of long-term debt		(5,232,659)	(5,404,003)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(606,338)	(652,446)
Dividends paid to non-controlling interests		(94,686)	(95,069)
Reissuance (repurchase) of treasury stock		(903,464)	(39,959)
Other, net		15,611	17,474

Net cash provided by (used in) financing activities		(289,752)	(362,065)

Effect of exchange rate changes on cash and cash equivalents		(222,277)	65,502

Net increase (decrease) in cash and cash equivalents		(1,780,603)	(869,482)

Cash and cash equivalents at beginning of period		9,412,060	8,982,404

Cash and cash equivalents at end of period		7,631,457	8,112,922

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first half ended September 30, 2025, the condensed semi-annual consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with IFRS Accounting Standards

Toyota’s condensed semi-annual consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed semi-annual consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2025, since the condensed semi-annual consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed semi-annual consolidated financial statements were approved on November 5, 2025 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed semi-annual consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed semi-annual consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Material accounting policies

Toyota’s condensed semi-annual consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2025.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed semi-annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed semi-annual consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2025.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first half ended September 30, 2024:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	20,986,201	2,019,235	277,014	—	23,282,450
Inter-segment revenues and transfers	105,979	23,777	376,325	(506,081)	—

Total	21,092,180	2,043,012	653,339	(506,081)	23,282,450
Operating expenses	19,024,419	1,710,524	579,260	(495,969)	20,818,233

Operating income	2,067,761	332,488	74,080	(10,112)	2,464,217

For the first half ended September 30, 2025:
	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	22,000,056	2,306,644	324,053	—	24,630,753
Inter-segment revenues and transfers	100,504	23,689	411,793	(535,985)	—

Total	22,100,559	2,330,333	735,846	(535,985)	24,630,753
Operating expenses	20,615,083	1,879,874	666,986	(536,882)	22,625,061

Operating income	1,485,476	450,459	68,861	896	2,005,692

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed semi-annual consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

3. Geographic information

For the first half ended September 30, 2024:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,112,835	9,352,535	2,795,866	3,921,657	2,099,556	—	23,282,450
Inter-segment revenues and transfers	5,428,655	172,854	93,251	548,410	20,906	(6,264,076)	—

Total	10,541,491	9,525,389	2,889,117	4,470,067	2,120,463	(6,264,076)	23,282,450
Operating expenses	9,019,053	9,411,613	2,673,166	3,979,639	1,979,862	(6,245,100)	20,818,233

Operating income	1,522,438	113,776	215,951	490,428	140,601	(18,977)	2,464,217

For the first half ended September 30, 2025:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,155,251	10,284,525	3,039,153	3,895,951	2,255,874	—	24,630,753
Inter-segment revenues and transfers	5,358,041	183,985	107,361	555,573	71,331	(6,276,291)	—

Total	10,513,292	10,468,510	3,146,514	4,451,524	2,327,204	(6,276,291)	24,630,753
Operating expenses	9,396,132	10,536,375	2,945,768	4,007,238	2,125,276	(6,385,728)	22,625,061

Operating income (loss)	1,117,161	(67,865)	200,746	444,285	201,928	109,436	2,005,692

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

4. Sales revenues by location of external customers

	Yen in millions
	For the first half ended September 30,
	2024	2025
Japan	3,674,817	3,739,050
North America	9,366,010	10,321,494
Europe	2,717,418	3,004,242
Asia	3,955,029	3,865,728
Other	3,569,176	3,700,239

Total	23,282,450	24,630,753

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS Accounting Standards, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 32% and 68% (as of March 31, 2025) and 36% and 64% (as of September 30, 2025) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 79% (as of March 31, 2025) and 69% (as of September 30, 2025) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(Investment trusts)

Marketable investment trusts are measured using market prices. Therefore, marketable investment trusts are classified as Level 1. Other investment trusts are calculated based on the quoted price obtained from the financial institutions with which Toyota has transactions. Therefore, other investment trusts are classified as Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options primarily to manage its exposures to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for certain secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of certain Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2025
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	110,516	110,488	10,710	231,713
Stocks	—	—	46,215	46,215
Investment trusts	286,799	331,429	—	618,228
Derivative financial instruments	—	458,579	24,800	483,378

Total	397,315	900,495	81,724	1,379,534

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,487,174	4,571,862	19,401	9,078,437
Stocks	3,054,754	—	192,131	3,246,885
Other	10,947	—	—	10,947

Total	7,552,875	4,571,862	211,532	12,336,269

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(319,881)	—	(319,881)

Total	—	(319,881)	—	(319,881)

	Yen in millions
	September 30, 2025
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	128,015	111,656	12,782	252,453
Stocks	—	—	58,697	58,697
Investment trusts	324,338	290,587	—	614,925
Derivative financial instruments	—	419,200	39,557	458,757

Total	452,352	821,443	111,036	1,384,832

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,627,972	3,895,368	19,669	8,543,009
Stocks	3,428,302	—	232,894	3,661,195
Other	11,222	—	—	11,222

Total	8,067,495	3,895,368	252,563	12,215,426

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(312,333)	—	(312,333)

Total	—	(312,333)	—	(312,333)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended September 30, 2024 and 2025:

	Yen in millions
	For the first half ended September 30, 2024
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	31,170	401,089	—	432,259
Total gains (losses)
Net income (loss)	(98)	(12,028)	—	(12,126)
Other comprehensive income (loss)	—	491	—	491
Purchases and issuances	3,503	20,689	—	24,191
Sales and settlements	(5,520)	(52)	—	(5,572)
Transfer to (from) Level 3	(140)	—	—	(140)
Others	330	(1,828)	—	(1,498)

Balance at end of period	29,244	408,362	—	437,606

Unrealized gains or losses included in profit or loss on assets held at September 30	(103)	(12,028)	—	(12,130)

Total	(103)	(12,028)	—	(12,130)

	Yen in millions
	For the first half ended September 30, 2025
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	30,111	238,346	24,800	293,257
Total gains (losses)
Net income (loss)	89	5,232	14,864	20,185
Other comprehensive income (loss)	—	17,462	—	17,462
Purchases and issuances	4,069	16,156	—	20,225
Sales and settlements	(4,880)	(1,413)	—	(6,293)
Transfer to (from) Level 3	1,017	—	—	1,017
Others	2,046	15,808	(106)	17,748

Balance at end of period	32,452	291,591	39,557	363,599

Unrealized gains or losses included in profit or loss on assets held at September 30	83	5,232	—	5,315

Total	83	5,232	—	5,315

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed semi-annual consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed semi-annual consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

The substantial majority of “others” is comprised of foreign currency translation adjustments for the first half ended September 30, 2024 and 2025.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2025
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	33,625,035	—	—	34,004,152	34,004,152
Interest-bearing liabilities
Long-term debt (Including current portion)	32,795,058	—	25,706,416	6,972,698	32,679,114

	Yen in millions
	September 30, 2025
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	35,110,197	—	—	35,674,579	35,674,579
Interest-bearing liabilities
Long-term debt (Including current portion)	34,059,192	—	27,109,333	6,999,551	34,108,884

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first half ended September 30, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2024	Common shares	606,338	45.00	March 31, 2024	May 24, 2024

For the first half ended September 30, 2025

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2025	Common shares	652,446	50.00	March 31, 2025	May 26, 2025

Dividends of which the record date falls within the first half ended September 30, and the effective date is after the first half ended September 30 are as follows:

For the first half ended September 30, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 6, 2024	Common shares	525,991	40.00	September 30, 2024	November 26, 2024

For the first half ended September 30, 2025

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 5, 2025	Common shares	586,527	45.00	September 30, 2025	November 26, 2025

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30,
	2024	2025
Sales of products
Automotive
Vehicles	18,000,053	18,967,372
Parts and components for production	767,784	741,433
Parts and components for after service	1,683,682	1,725,844
Other	534,682	565,406

Total automotive	20,986,201	22,000,056
All other	277,014	324,053

Total sales of products	21,263,215	22,324,109
Financial services	2,019,235	2,306,644

Total sales revenues	23,282,450	24,630,753

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first half ended September 30, 2024
Net income attributable to Toyota Motor Corporation	1,907,113

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,907,113	13,416,065	142.15

For the first half ended September 30, 2025
Net income attributable to Toyota Motor Corporation	1,773,426

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,773,426	13,033,161	136.07

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the first halves ended September 30, 2024 and 2025, because there were no potential dilutive shares during such periods.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥1,297,130 million and a net increase in time deposits of ¥2,402,130 million for the first half ended September 30, 2024 and 2025, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of September 30, 2025 is ¥1,913,773 million. Liabilities for guarantees totaling ¥7,144 million have been provided as of September 30, 2025. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions relating to Takata airbag issues. The actions against Toyota in Brazil and Argentina are being litigated.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment in the court of first instance on April 7, 2022, in the appeal court on March 27, 2023, and in the High Court on November 6, 2024. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. The High Court ordered that the case be remitted to the court of first instance for a re-assessment of reduction in vehicle value damages. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed semi-annual consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgement of the court of first instance, the Federal Court of Australia, and the High Court of Australia, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”) and has cooperated with these investigations. In June 2025, the DOJ and the SEC informed Toyota that each agency has closed its investigation into the matter.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.